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                               October 5, 2021

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       140-142 Kensington Church Street
       London, W8 4BN
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed September 20,
2021
                                                            File No. 333-257785

       Dear Mr. Fitzpatrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed September 20, 2021

       Summary Unaudited Pro Forma Condensed Combined Financial Information, page 53

   1. It appears to us that the pro forma net loss per share, basic and diluted, for the six months ended June 30, 2021, is
  (0.04) under both redemption scenarios. Please revise your registration statement
accordingly.
       Unaudited Pro Forma Condensed Combined Statement of Operations, page 169

   2. Please revise your pro forma statements of operations, for each period presented, to include historical
earnings per share for Vertical and Broadstone pursuant to Rule 11-
                                                        02(a)(9)(i) of
Regulation S-X.
 Stephen Fitzpatrick
Vertical Aerospace Ltd.
October 5, 2021
Page 2
Unaudited Condensed Consolidated Financial Statements of Vertical Aerospace Group Ltd.
8 Share capital, page F-10

3. For each of the share-based transactions in 2021, please expand your footnote to provide the disclosures required by paragraphs 46 and 47(b) of IFRS 2. Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd. 24 Financial risk management and impairment of financial assets
Credit risk and impairment, page F-41

4. We note your response to prior comment nine. It appears to us that your disclosure, in the first sentence of the third paragraph, should read "..at that point the amounts considered irrecoverable are moved to the allowance account to be written off against the trade receivables directly." Please revise your footnote and the corresponding disclosure on page 229.
Item 21. Exhibits and Financial Statement Schedules, page II-1

5. Exhibit 5.1 indicates that it is subject to review and amendment. Please have counsel file a completed legal opinion in a pre-effective amendment. In addition, we note that counsel limits the opinion to purchasers of the Units pursuant to the Registration Statement, but that "Units" has not been defined. Please have counsel revise to clarify that investors are entitled to rely on the opinion.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Fitzpatrick
                                                           Division of
Corporation Finance
Comapany NameVertical Aerospace Ltd.
                                                           Office of
Manufacturing
October 5, 2021 Page 2
cc:       Robbie McLaren, Esq.
FirstName LastName